SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

August 12 , 2009

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mail Stop 20549-4561

Washington, DC 20549

Fax 202-772-9205

Re:

SOEFL Inc. (the "Company")

File No. 333-158153

Dear Mr. Dougherty:

On July 23, 2009, we received a verbal comment from your office that the legal opinion of Thomas Cook, Esq. filed with the Company's Form S-1 Registration Statement had expired. We therefore filed our Form S-1 Amendment No. 3 on July 27, 2009.

On the assumption that we addressed what we thought was your last comment on the Company’s Form S-1 Registration Statement, on August 5, 2009, we requested the acceleration of the effective date of the Registration Statement to 9:30 a.m. (EST) Thursday, August 6, 2009.

As we have not been notified that the Company’s Form S-1 Registration Statement is effective, would it be possible to get an update from you on the status of the Company’s Form S-1 Registration Statement?

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President